Exhibit 99(b)
                           PRESS RELEASE



FOR IMMEDIATE RELEASE
THURSDAY
JUNE 11, 1998


CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATE COMMUNICATIONS
                        (501) 688-8229


                  TCBY REPORTS IMPROVED OPERATING
                  RESULTS FOR FIRST HALF OF 1998


LITTLE ROCK, AR - (Thursday) JUNE 11, 1998 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the first six months of 1998 increased to $4,268,556, or $.18 per share (basic and diluted), from $3,376,641, or $.14 per share (basic and diluted), for the same period in 1997. Net income for the second quarter of 1998 increased to $3,526,968, or $.15 per share (basic and diluted), from $3,124,990, or $.13 per share (basic and diluted), for the same period in 1997. These results represent the best second quarter earnings performance experienced by the Company since 1991.

Sales and franchising revenues for the first half of 1998 increased to $50,106,115 from $49,655,724 in 1997. Sales and franchising revenues for the second quarter of 1998 were $30,897,590 as compared to $31,184,025 last year. The Company has realized sales and franchising revenues benefits from its continued development of co-branded locations. However, 1997 revenues included several items that impact the comparison to current revenues, including: sales of approximately $1.2 million from Carlin Manufacturing, Inc., a TCBY subsidiary which was sold in July, 1997; record initial international development fees in the second quarter of 1997; and the introduction of a new product line in retail channels during the second quarter of 1997. In addition, sales and franchising revenues were adversely impacted by the economic challenges in Asia, which are expected to continue throughout 1998.

There were 2,915 "TCBY"(registered) and Juice Works(registered) locations open, as well as several thousand retail points-of-sale for "TCBY"(registered) products worldwide, at the conclusion of the second quarter of 1998. In addition, there were over 300 locations under agreement for development. Most of the "TCBY"(registered) locations under development will be co-branded locations with other food or petroleum operations. Most of the Juice Works(registered) locations under development will be co-branded with existing "TCBY"(registered) operations. Juice Works(registered) locations also continue to be opened in airports, travel plazas, and mall food courts by Host Marriott.

"We are pleased with our second quarter results and the continued improvements we are experiencing," said Frank D. Hickingbotham, Chairman and Chief Executive Officer. "We have faced challenges in dairy prices and the Asian markets, but despite this, have maintained our continued improvements in earnings. The strategy of expanding the sale of TCBY products through co-branded locations continues to contribute positively to our results."

The above quote contains forward-looking statements based on certain assumptions regarding U.S. and foreign economic conditions, competition, costs of raw materials (as previously announced, dairy prices during 1998 have exceeded historical levels), unit openings and closings, sales volumes per unit, other manufacturing opportunities, no changes in governmental regulation of the food industry, and no material event which would impact the reputation of the Company's manufacturing facility or the Company's ability to utilize that facility. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward-looking statements. Thus, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made.

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. During the second quarter, the Company completed this authorization. In
December,  1997,  the  Board  of  Directors  authorized  the purchase of an additional two million shares of the Company's stock. To date, the Company has purchased over 112,000 shares under this authorization. Purchases have been made utilizing the Company's cash resources.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt and sorbet, hardpack frozen yogurt and ice cream, and frozen novelty products, and markets foodservice equipment. The Company, through subsidiaries, develops locations and products under the "TCBY"(registered) and Juice Works(registered) brands.

                       TCBY Enterprises, Inc.
                   Selected Financial Highlights
                 ($000, Except Per Share Amounts)
                            (Unaudited)



                                 Quarter Ended     Six Months Ended
                               May 31    June 1    May 31    June 1
                                1998      1997      1998      1997
Operating Results
Sales & Franchising Revenue   $ 30,898  $ 31,184  $ 50,106  $ 49,656
Net Income                    $  3,527  $  3,125  $  4,269  $  3,377
Basic Earnings Per Share      $    .15  $    .13  $    .18  $    .14
Average Shares Outstanding      23,270    24,149    23,369    24,311
Diluted Earnings Per Share    $    .15  $    .13  $    .18  $    .14
Diluted Shares                  24,158    24,350    24,161    24,421
Dividends Paid Per Share      $    .05  $    .05  $    .10  $    .10

                                          May 31       November 30
                                           1998            1997
Financial Position
Current Assets                          $ 46,199        $ 46,226
Current Liabilities                     $ 13,891        $ 11,694
Property, Plant & Equipment, net        $ 39,241        $ 40,341
Total Assets                            $ 96,624        $ 99,264
Long-term Debt, less current portion    $  4,629        $  6,298

Stockholders' Equity                    $103,611        $ 97,687
  Less Treasury Stock                   $(28,937)       $(20,262)
Total Stockholders' Equity              $ 74,674        $ 77,426

